

Sara Sherbondy · 2nd

Head of Operations, Vegan Fine Brands | MBA,LSSGB,CSM | PhD Candidate at FAU

Miami-Fort Lauderdale Area · 500+ connections · **Contact info**

Vegan Fine Brands

Florida Atlantic University

Experience



Head Of Operations
Vegan Fine Brands
Apr 2018 – Present · 3 yrs
United States

• Collaborates with the CEO in setting and driving organizational vision, operational strategy, and hiring needs
• Translate strategy into actionable goals for performance and growth helping to implement organization-wide goal setting, performance management, and annual operating planning
• Oversee company operations and employee productivity
• Build an inclusive culture ensuring team members thrive and organizational outcomes are met
• Ensure effective recruiting, onboarding, professional development, performance ...see more

    **Vegan Fine Brands**



Consultant
Argo Consulting
Sep 2016 – Oct 2017 · 1 yr 2 mos

Greater Chicago Area

- Serve as a logistics consultant to clients
- Identify requirements and activities needed to provide comprehensive logistical support
- Manage implementation of Transportation Management Systems (TMS)
- Conducts logistics analyses and assessments   ...see more



Logistics Consultant & Project Manager

Admiral Group

Feb 2015 – Oct 2016 · 1 yr 9 mos

Dubai, United Arab Emirates

- Manage project teams to develop and launch new product initiatives in maritime shipping
- Responsible for managing cross functional and international teams
- Establish project schedules and coordinating activities associated with new launches
- Develop feasibility studies including cost, capacity and alternative/option analysis

Project Management

CP4U Inc,

Mar 2013 – Jun 2015 · 2 yrs 4 mos

- Supervised operational systems and processes and increased effectiveness and efficiency
- Managed budgets and expenses
- Worked on business development, sales and marketing projects
- Managed vendor relationships including negotiating and controlling contracts   ...see more

Project & Operations Manager

GTE INTERNATIONAL

Feb 2008 – Jan 2012 · 4 yrs

Vienna, VA

- Managed projects for international sales of consumer products
- Cultivated leads for sales agents
- Helped sales agents meet their targets
- Trained sales agents on new product launches   ...see more

Show 1 more experience ⌄

Education



Florida Atlantic University

Doctor of Philosophy - PhD, Business Administration, Management and Operations

2019 – 2022



Florida Atlantic University





Executive MBA, International Business
2013 – 2015

Licenses & certifications

Scrum Master
Issued May 2018 · No Expiration Date

Lean Six Sigma Green Belt

